Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*1 March 2005*	*No of sheets:*	*1+16*



Please find enclos... ...erly report of KGHM Polska Miedź S.A. for the 4th quarter of 2004.

 EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGES COMMISSION

SA-QSIV / 2004

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated 16 October, 2001 on current and periodic information submitted by issuers of securities - Dz.U. No 139, point 1569 with later changes)

(for issuers of securities involved in production, construction, trade or services activities)

for the fourth quarter of 2004 comprise the period from 1 October 2004 to 31 December 2004

Publication date: 1 March 2005

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	Metals industry
(short name of the issuer)	(issuer branch title to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
(48 76) 84 78 200	(48 76) 84 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
I. Net revenue from the sale of products, goods for resale and materials	7 149 416	5 606 801	1 582 359	1 260 692
II. Operating profit (loss)	1 462 556	701 289	323 703	157 685
III. Profit (loss) before taxation	1 516 566	700 356	335 657	157 475
IV. Net profit (loss)	1 392 864	673 043	308 279	151 334
V. Net cash flow from operations	1 717 522	894 499	380 134	201 128
VI. Net cash flow from investing activities	(402 007)	(191 578)	(88 975)	(43 076)
VII. Net cash flow from financing activities	(1 285 765)	(431 085)	(284 575)	(96 930)
VIII. Total net cash flow	29 750	271 836	6 584	61 112
IX. Total assets	9 292 985	8 565 125	2 278 251	1 815 799
X. Liabilities and provisions for liabilities	3 937 080	5 054 973	965 207	1 071 650
XI. Long term liabilities	51 019	1 429 688	12 508	303 093
XII. Short term liabilities	2 146 771	2 019 890	526 298	428 215
XIII. Equity	5 336 139	3 489 257	1 308 198	739 720
XIV. Share capital	2 000 000	2 000 000	490 316	423 998
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings (loss) per ordinary share (in PLN/EUR)	6.96	3.37	1.54	0.76
XVII. Diluted earnings (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	26.68	17.45	6.54	3.70
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

CONSOLIDATED BALANCE SHEET

	in '000PLN			
	as at 31 December 2004 end of quarter	as at 30 September 2004 end of prior quarter	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter
ASSETS				
I. Non-current assets	6 407 118	6 215 023	5 956 434	6 109 549
1. Intangible assets, of which:	92 151	180 198	158 031	315 411
- goodwill	2 740	106	130	138
2. Goodwill of subordinated entities	335	395	572	631
3. Tangible fixed assets	5 097 861	4 868 149	4 769 825	4 642 672
4. Long term debtors	2 017	3 280	3 293	4 617
4.1. From related entities				
4.2. From other entities	2 017	3 280	3 293	4 617
5. Long term investments	878 470	837 483	797 477	859 635
5.1. Investment property	4 239	6 116	5 068	5 067
5.2. Intangible assets				
5.3. Long term financial assets	874 231	831 367	792 409	854 568
a) in related entities, of which:	805 900	755 189	722 276	683 282
-shares in subordinated entities accounted for using the equity method	805 095	754 385	716 564	677 478
- shares in subsidiaries and jointly controlled entities not subject to consolidation	503	402	5 704	5 804
b) in other entities	68 331	76 178	70 133	171 286
5.4. Other long term investments				
6. Long term prepayments	336 284	325 518	227 236	286 583
6.1. Deferred income tax asset	334 433	323 575	322 205	282 898
6.2. Other prepayments	1 851	1 943	(94 969)	3 685
II. Current assets	2 885 867	2 796 306	2 608 691	2 360 450
1. Inventories	1 030 375	1 044 194	893 821	898 870
2. Short term debtors	756 186	707 492	703 445	600 380
2.1. From related entities	324	354	384	1 276
2.2. From other entities	755 862	707 138	703 061	599 104
3. Short term investments	1 041 544	963 881	974 805	787 075
3.1 Short term financial assets	1 041 544	963 881	974 805	787 075
a) in related entities				722
b) in other entities	518 303	500 592	480 214	210 215
c) cash and cash equivalents	523 241	463 289	494 591	576 138
3.2. Other short term investments				
4. Short term prepayments	57 762	80 739	36 620	74 125
Total assets	9 292 985	9 011 329	8 565 125	8 469 999
EQUITY AND LIABILITIES				
I. EQUITY	5 336 139	4 966 565	3 489 257	3 395 274
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)	(17)	(385)		
4. Reserve capital	1 874 284	1 867 570	1 429 705	1 424 431
5. Revaluation reserve	914 977	581 419	476 558	790 883
6. Other reserve capital	1 460	1 313	859	859
7. Exchange rate differences arising from subordinated entities	24 906	23 833	24 225	22 747
a. positive exchange rate differences	24 906	23 833	24 225	22 747
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(872 335)	(708 717)	(1 115 133)	(1 073 793)
9. Net profit (loss)	1 392 864	1 201 532	673 043	230 147
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	11 853	13 957	12 791	16 955
III. Negative goodwill of subordinated entities	8 695	7 379	8 104	6 552
IV. Liabilities and provisions for liabilities	3 936 298	4 023 428	5 054 973	5 051 218
1. Provisions for liabilities	1 553 026	1 418 969	1 449 919	1 457 039
1.1. Provision for deferred income tax	259 772	220 926	211 886	234 244
1.2. Provision for retirement and related benefits	769 378	750 869	726 296	727 486
a) long term	706 720	691 965	668 474	674 707
b) short term	62 658	58 904	57 822	52 779
1.3. Other provisions	523 876	447 174	511 737	495 309
a) long term	444 015	405 710	452 599	413 919
b) short term	79 861	41 464	59 138	81 390

2. Long term liabilities	51 019	417 920	1 429 688	1 784 873
2.1. Toward related entities				
2.2. Toward other entities	51 019	417 920	1 429 688	1 784 873
3. Short term liabilities	2 146 771	1 906 768	2 019 890	1 563 380
3.1. Toward related entities	7 632	4 068	2 510	9 876
3.2. Toward other entities	2 065 948	1 823 801	1 952 389	1 481 046
3.3. Special funds	73 191	78 899	64 991	72 458
4. Accruals and deferred income	185 482	279 771	155 476	245 926
4.1. Negative goodwill				
4.2. Other accruals and deferred income	185 482	279 771	155 476	245 926
a) long term	5 777	5 741	3 188	2 547
b) short term	179 705	274 030	152 288	243 379
Total equity and liabilities	9 292 985	9 011 329	8 565 125	8 469 999

Net assets	5 336 139	4 966 565	3 489 257	3 395 274
Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	26.68	24.83	17.45	16.98
Diluted number of shares				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS

	in '000PLN			
	as at 31 December 2004 end of quarter	as at 30 September 2004 end of prior quarter	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter
1. Contingent debtors	137 078	111 363	81 597	82 760
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	137 078	111 363	81 597	82 760
- received guarantees	5 606	6 684	10 561	12 261
- contested State budget issues	104 298	78 443	44 831	44 478
- bills of exchange debtors	25 841	25 807	26 094	25 873
- other items	1 333	429	111	148
2. Contingent liabilities	34 819	38 756	54 234	26 436
2.1. Toward related entities (due to)	32 647	34 171	46 318	23 892
- granted guarantees	32 647	34 171	46 318	23 892
2.2. Toward other entities (due to)	2 172	4 585	7 916	2 544
- granted guarantees	2 172	4 585	7 916	2 544
3. Other (due to)	406 716	364 960	360 342	316 790
- bills of exchange liabilities	40 538	37 625	37 171	19 339
- perpetual usufruct of Treasury land	217 868	217 306	199 114	203 754
- fixed assets used on the basis of a rental, lease agreements etc.	3 885	5 408	9 779	6 096
- commitments due to implementation and R&D project, and other unrealised agreements	118 110	91 375	99 885	55 071
- contested State budget liabilities	403		403	24 103
- other unresolved and disputed issues, etc.	25 912	13 246	13 990	8 427

CONSOLIDATED INCOME STATEMENT

	in '000PLN			
	4th quarter/2004 period from 1 October 2004 to 31 December 2004	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
I. Net revenue from the sale of products, goods for resale and materials, of which:	1 843 692	7 149 416	1 518 371	5 606 801
- from related entities	517	2 248	(1 718)	6 676
1. Net revenue from the sale of products	1 727 889	6 851 196	1 498 443	5 337 963
2. Net revenue from the sale of goods for resale and materials	115 803	298 220	19 928	268 838
II. Cost of products, goods for resale and materials sold, of which	(1 342 133)	(4 809 228)	(1 174 520)	(4 394 762)
- from related entities	(596)	(2 137)	1 728	(5 855)
1. Cost of manufactured products sold	(1 242 894)	(4 587 143)	(1 099 018)	(4 189 758)
2. Cost of goods for resale and materials sold	(99 239)	(222 085)	(75 502)	(205 004)
III. Gross profit	501 559	2 340 188	343 851	1 212 039
IV. Selling costs	(42 421)	(154 560)	(39 701)	(122 465)
V. General and administrative costs	(181 813)	(635 866)	(170 113)	(581 542)
VI. Profit (loss) from sales	277 325	1 549 762	134 037	508 032
VII. Other operating income	31 837	97 977	491 181	551 976
1. Profit from disposal of non-financial assets	(803)	318	(221)	934
2. Subsidies	240	968	170	631
3. Other operating income	32 400	96 691	491 232	550 411
VIII. Other operating costs	(76 288)	(185 183)	(206 516)	(358 719)
1. Loss from disposal of non-financial assets				
2. Revaluation of non-financial assets	(10 764)	(23 318)	(198 718)	(248 024)
3. Other operating costs	(65 524)	(161 865)	(7 798)	(110 695)
IX. Operating profit (loss)	232 874	1 462 556	418 702	701 289
X. Financial income	133 613	616 522	307 818	593 969
1. Dividends and share in profit, of which:	1 154	3 487	225	1 213
-from related entities				
2. Interest, of which:	10 056	43 675	19 012	42 509
- from related entities			6	44
3. Gain from the disposal of investments	53 104	210 958	41 602	160 246
4. Revaluation of investments	92 755	328 525	245 966	372 023
5. Other	(23 456)	29 877	1 013	17 980
XI. Financial costs	(188 745)	(554 733)	(267 941)	(597 836)
1. Interest, of which:	(4 716)	(45 805)	(21 316)	(95 352)
- for related entities			11	(3)
2. Loss from the disposal of investments				
3. Revaluation of investments	(137 516)	(416 098)	(227 863)	(361 636)
4. Other	(46 513)	(92 830)	(18 762)	(140 848)
XII. Profit (loss) on the sale of all or some shares in subordinated entities		(2 318)		
XIII. Profit (loss) before extraordinary items and taxation	177 742	1 522 027	458 579	697 422
XIV. Result on extraordinary items	(226)	(1 131)	2 541	2 570
1. Extraordinary gains	287	314	3 126	3 329
2. Extraordinary losses	(513)	(1 445)	(585)	(759)
XV. Write-off of goodwill of subordinated entities	(59)	(5 338)	(60)	(237)
XVI. Write-off of negative goodwill of subordinated entities	283	1 008	242	601
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	177 740	1 516 566	461 302	700 356
XVIII. Taxation	(38 394)	(305 100)	(58 492)	(175 388)
a) current taxation	(58 062)	(352 146)	(35 137)	(161 995)
b) deferred taxation	19 668	47 046	(23 355)	(13 393)
XIX. Other obligatory deductions from profit (loss increase)			3	3
XX. Share in net profit (loss) of subordinated entities accounted for using the equity method	50 711	181 924	40 448	148 041
XXI. Minorities (profit) loss	1 275	(526)	(365)	31
XXII. Net profit (loss)	191 332	1 392 864	442 896	673 043

Net profit (loss) (annualised)	1 392 864		673 043	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Earnings (loss) per ordinary share (in PLN)	6.96		3.37	
Weighted average diluted number of ordinary shares				
Diluted earnings (loss) per ordinary share (in PLN)				

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

	in '000PLN			
	4th quarter/2004 period from 1 October 2004 to 31 December 2004	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
I. Equity - beginning of the period	4 966 565	3 348 181	3 395 274	3 074 791
a) changes in accounting policies	(162 118)	140 991	(47 457)	110 236
b) corrections due to errors				
I.a. Equity - beginning of the period, after adjustment with comparative data	4 804 447	3 489 172	3 347 817	3 185 027
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Treasury shares - beginning of the period	(385)			
3.1. Changes in treasury shares	368	(17)		
a) increase, due to:		(385)		
b) decrease, due to:	368	368		
3.2. Treasury shares - end of the period	(17)	(17)		
4. Reserve capital - beginning of the period	1 867 570	1 429 705	1 424 431	1 230 370
4.1. Changes in reserve capital	6 714	444 579	5 274	199 335
a) increase, due to:	7 612	743 442	5 164	318 162
- issuance of shares over nominal value				
- from profit distribution (statutory)		21 559	(282)	579
- from profit distribution (over statutorily-required minimum value)		676 425	281	266 230
- transfer from revaluation reserve	3 236	24 112	2 589	5 397
- consolidation adjustments	5 572	18 773	6 067	35 516
- share in change of capital of entities accounted for using the equity method		1 972		4 027
- other	(1 196)	601	(3 491)	6 413
b) decrease, due to:	(898)	(298 863)	110	(118 827)
- coverage of losses	(98)	(261 645)		(73 974)
- share in results of entities valued by equity method		(2 297)		(1 652)
- consolidation adjustments	(2 724)	(33 534)	130	(43 181)
- write-off of goodwill from prior years		(237)		
- other	1 924	(1 150)	(20)	(20)
4.2. Reserve capital - end of the period	1 874 284	1 874 284	1 429 705	1 429 705
5. Revaluation reserve - beginning of the period	581 419	441 105	790 883	862 115
5.1. Changes in revaluation reserve	333 558	473 872	(314 325)	(385 557)
a) increase, due to:	471 008	1 418 786	340 956	534 474
- settlement of hedging instruments	341 549	1 113 046	85 904	100 997
- valuation of hedging transactions, in the effective part	129 458	270 231	174 783	297 087
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates				20 069
- excess of deferred income tax asset over deferred income tax provision			79 911	115 956
- changes in accounting policies		35 455		
- other	1	54	358	365
b) decrease, due to:	(137 450)	(944 914)	(655 281)	(920 031)
- disposal of fixed assets	(3 351)	(24 083)	(4 115)	(6 874)
- valuation of hedging transactions, in the effective part	(40 636)	(628 701)	(612 167)	(711 297)
- settlement to derivative instruments	(43 897)	(201 752)	(39 080)	(201 860)
- excess of deferred income tax provision over deferred income tax asset	(48 371)	(89 183)		
- permanent diminution in value of fixed assets subject to revaluation	(1 176)	(1 176)		
- other	(19)	(19)	81	

5.2. Revaluation reserve - end of the period	914 977	914 977	476 558	476 558
6. Other reserve capital - beginning of the period	1 313	859	859	648
6.1. Changes in other reserve capital	148	602		211
a) increase, due to:	801	1 255		211
- creation of other reserve capital from net profit (GSM resolution)		75		89
- consolidation adjustments	801	1 180		122
b) decrease, due to:	(653)	(653)		
- other	(653)	(653)		
6.2. Other reserve capital - end of the period	1 461	1 461	859	859
7. Exchange rate differences arising from subordinated entities	24 906	24 906	24 225	24 225
8. Retained profit (uncovered loss) from prior years - beginning of the period	492 815	(547 712)	(843 646)	(1 040 048)
8.1. Retained profit from prior years - beginning of the period	1 483 260	717 589	235 156	273 091
a) changes in accounting policies	(13 671)	253 983	155 532	155 628
b) corrections due to error				
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	1 469 589	971 572	390 688	428 719
a) increase, due to:		2 063		10 967
- distribution of profit from prior years				
- consolidation adjustments		2 063		10 967
b) decrease, due to:	559	(705 019)	4 249	(274 896)
- coverage of loss from prior years	559	(6 811)	(153)	(7 898)
- transfer to reserve capital		(697 984)		(266 809)
- transfer to other reserve capital		(75)		(89)
- payment of dividend			4 402	
- payment of premium and bonus for employees		(112)		(100)
- consolidation adjustments (including due to permanent diminution in value of shares)		(5)		
- other decreases		(32)		
8.3. Retained profit from prior years - end of the period	1 470 148	268 616	394 937	164 790
8.4. Uncovered loss from prior years - beginning of the period	990 445	1 265 301	1 078 802	1 313 139
a) changes in accounting policies	148 447	148 447	202 989	45 392
b) corrections due to errors				
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 138 892	1 413 748	1 281 791	1 358 531
a) increase, due to:	1 599	12 526		4 802
- transfer of losses from prior years to be covered				
- consolidation adjustments	1 599	12 526		4 802
b) decrease, due to:	461	(285 322)	(1 868)	(83 410)
- coverage of loss from profit distribution	559	(6 811)	(153)	(7 898)
- coverage of loss from reserve and other reserve capital	(98)	(261 645)		(73 974)
- consolidation adjustments		(16 866)	(1 715)	(1 538)
8.6. Uncovered loss from prior years - end of the period	1 140 952	1 140 952	1 279 923	1 279 923
8.7. Retained profit (uncovered loss) from prior years - end of the period	329 196	(872 336)	(884 986)	(1 115 133)
9. Net result	191 332	1 392 864	442 896	673 043
a) net profit	191 332	1 392 864	442 896	673 043
b) net loss				
c) write-off from profit				
II. Equity - end of the period	5 336 139	5 336 139	3 489 257	3 489 257
III. Equity, after proposed profit distribution (coverage of loss)	5 336 139	5 336 139	3 489 257	3 489 257

CONSOLIDATED CASH FLOW STATEMENT

	in '000PLN			
	4th quarter/2004 period from 1 October 2004 to 31 December 2004	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
A. Cash flow from operations - indirect method				
I. Net profit (loss)	191 332	1 392 864	442 896	673 043
II. Total adjustments	188 230	324 658	(250 491)	221 456
1. Minorities profit (loss)	(1 275)	526	365	(31)
2. Share in (profit) loss of subordinated entities accounted for using the equity method	(50 711)	(181 924)	(40 448)	(148 041)
3. Depreciation, of which:	91 761	434 729	116 951	468 490
- write-off of goodwill or negative goodwill of subordinated entities	(224)	4 330	(182)	(364)
4. Foreign exchange (gains)/losses	(89 309)	(89 119)	(81 215)	(48 887)
5. Interest and share in profits (dividends)	3 709	35 682	16 157	88 953
6. (Profit) loss on investing activities	(477 591)	(188 872)	148 623	38 244
7. Change in provisions	71 872	100 184	(32 429)	11 879
8. Change in inventories	13 783	(136 582)	5 049	11 713
9. Change in debtors	(5 339)	(62 152)	(94 463)	32 902
10. Change in short term liabilities, excluding bank and other loans	180 736	225 758	(320 805)	(226 815)
11. Change in prepayments and accruals	(217 843)	(183 824)	75 057	75 244
12. Other adjustments	668 437	370 252	(43 333)	(82 195)
III. Net cash flow from operations (I+/-II)	379 562	1 717 522	192 405	894 499
B. Cash flow from investing activities				
I. Inflow	40 050	281 822	164 811	316 791
1. The sale of intangible assets and tangible fixed assets	(409)	10 018	(817)	4 173
2. The sale of investments properties and intangible assets				
3. From financial assets, of which:	38 443	269 108	164 378	287 368
a) in related entities		68 758	98 008	144 599
- the sale of financial assets			(1)	
- dividends and share in profit		68 758		46 509
- repayment of long term loans granted			98 050	98 050
- interest			7	38
- other inflow from financial assets			(48)	2
b) in other entities	38 443	200 350	66 370	142 769
- the sale of financial assets	33 621	192 774	55 638	127 159
- dividends and share in profit	1 154	3 712		988
- repayment of long term loans granted				
- interest	71	267	10 732	14 622
- other inflow from financial assets	3 597	3 597		
4. Other investment inflow	2 016	2 696	1 250	25 250
II. Outflow	(177 081)	(683 829)	(146 454)	(508 369)
1. The purchase of intangible assets and tangible fixed assets	(112 344)	(484 032)	(92 625)	(316 564)
2. The purchase of property and intangible assets				
3. For financial assets, of which:	(61 276)	(187 768)	(48 203)	(157 226)
a) in related entities	(722)	(724)	1 172	(10 832)
- the purchase of financial assets	(722)	(724)	1 172	(10 832)
- long term loans granted				
- other outflow from financial assets				
b) in other entities	(60 554)	(187 044)	(49 375)	(146 394)
- the purchase of financial assets	(60 554)	(183 447)	(45 375)	(127 694)
- long term loans granted				
- other outflow from financial assets		(3 597)	(4 000)	(18 700)
4. Dividends and other share in profit paid to minorities		(78)		(215)
5. Other investment outflow	(3 461)	(11 951)	(5 626)	(34 364)
III. Net cash flow from investing activities (I-II)	(137 031)	(402 007)	18 357	(191 578)

C. Cash flow from financing activities				
I. Inflow	239 618	262 595	12 288	1 931 943
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital				199
2. Bank and other loans	239 618	262 595	12 314	1 930 770
3. The issuance of debt securities			(26)	974
4. Other financial inflow				
II. Outflow	(422 151)	(1 548 360)	(303 321)	(2 363 028)
1. The purchase of own shares	(84)	(521)		
2. Dividends and other payments to shareholders				
3. Other outflow from profit distribution, excepting payments to shareholders				
4. Repayment of bank and other loans	(416 075)	(1 498 765)	(278 776)	(2 232 338)
5. The buy-back of debt securities			(1 000)	(1 000)
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(998)	(7 558)	(3 097)	(4 488)
8. Interest	(4 994)	(41 516)	(20 419)	(125 173)
9. Other financial outflow			(29)	(29)
III. Net cash flow from financing activities (I-II)	(182 533)	(1 285 765)	(291 033)	(431 085)
D. Total net cash flow(A.III+/-B.III+/-C.III)	59 998	29 750	(80 271)	271 836
E. Change in balance sheet cash and cash equivalents, of which:	59 952	28 650	(81 547)	271 296
- change in cash and cash equivalents due to exchange rate differences	(46)	(1 100)	(1 276)	(540)
F. Cash and cash equivalents - beginning of the period	465 149	495 397	575 668	223 561
G. Cash and cash equivalents - end of the period (F+/-D), of which:	525 147	525 147	495 397	495 397
- including restricted cash and cash equivalents	29 926	29 926	42 285	42 285

ADDITIONAL INFORMATION - PURSUANT TO § 61 SECTIONS 3 AND 4, TOGETHER WITH SECTION 7 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 REGARDING CURRENT AND PERIODIC INFORMATION PROVIDED BY ISSUERS OF SECURITIES - DZ. U. NR 139, ITEM 1569, WITH LATER CHANGES

The financial data in this report are presented prior to issuance of the auditor's opinion on its examination on the financial statement for 2004.

I. PRINCIPLES APPLIED IN PREPARING THIS REPORT

Introduction

KGHM Polska Miedź S.A. – as the parent entity of a Group, fully consolidated 26 subsidiary entities at the end of the current quarter while 2 associated entities were valued by the equity method.
During the current quarter there were no changes to the structure of the Group.
The consolidated financial statements presented did not consolidate a subsidiary, and did not value the shares of an associate, whose financial data are insignificant from the point of view of an honest presentation of the assets, finances and financial result.

Data justifying exclusion of entities from consolidation as at 31 December 2004.

Name of Company	Total assets as at 31 December 2004 ('000 PLN)	Percentage share in total assets of parent entity (%)	Net revenues from the sale of goods and products together with income from financial operations for the period from 1 January 2004 to 31 December 2004 ('000 PLN)	Percentage share in revenues of parent entity (%)
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	1 334	0.0270	3 287	0.0362
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	2 942	0.0595	5 986	0.0659

Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles as described in the consolidated half-year report SA-PS 2004 published on 26 October 2004 with adjustment of the comparable prior period to changes introduced from 1 January 2004.
These changes in accounting principles and in the presentation of financial data relate to:

1. the valuation of assets and liabilities based on the average National Bank of Poland exchange rate, in place of the existing valuation based on the respective buy or sell rate of the bank in which the largest turnover is realised,
2. withdrawal of recognition of an embedded derivative instrument in a shipping agreement, following change of a ruling regarding recognition, valuation methods, scope of disclosure and the means of presentation of financial instruments and withdrawal from valuation of embedded instruments in contracts expressed in foreign currencies which are typical for a given type of transaction,
3. valuation of the shares of Polkomtel S.A. by the equity method,
4. the methodology for estimating and presenting provisions for the closure of mines and other technological objects, in adaptation to the updated version of IAS 37 and IFRIC 1, and
5. the methodology for recognising financial assets, whose transfer does not qualify these assets to be excluded from the accounts.

Data from the prior period have been restated for comparison purposes. As a result of changes in relation to data in the previously-published SA-RS 2003 statement:

- net profit was increased by PLN 10 167 thousand, as a result of applying the average NBP exchange rate to the valuation of assets and liabilities expressed in foreign currencies,
- net profit was increased by PLN 6 449 thousand due to the withdrawal of recognition of an embedded derivative instrument in a basic contract,
- net profit was increased by PLN 101 858 thousand due to the valuation of shares Polkomtel S.A. by the equity method,
- net profit was decreased by PLN 14 932 thousand, due to adjustment of the methodology for creating provisions for the closure of mines and other similar technological objects to the updated principles of IAS/IFRS,

- the capitalised costs of an acquired telecommunications license in the amount of PLN 108 493 thousand were written off, due to a change in the interpretation of an operation reducing licensing liabilities carried out in the year 2003 in Telefonia DIALOG S.A., and
- net profit was decreased by PLN 248 thousand due to other adjustments resulting from changes in accounting principles.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data denominated in EUR:

- for the calculation of turnover, financial results and cash flow for the current accrued period, the rate of 4.5182 PLN/EUR
- for the calculation of assets and equity as at 31 December 2004, the rate of 4.0790 PLN/EUR
- for the calculation of turnover, financial results and cash flow for the comparative accrued period, the rate of 4.4474 PLN/EUR
- for the calculation of assets and equity as at 31 December 2003, the rate of 4.7170 PLN/EUR

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

Provisions for future expenses and liabilities.

The results of creating or revaluing major items in provisions were settled in the profit before taxation of the current quarter:

1. in the provision for future mine closure costs in the parent entity there was a change in the methodology for estimating and presenting the provision in adjustment to the updated principles implemented in IAS 37 and IFRIC 1. In addition, reflected in this provision are estimates of the costs of closure of technological objects for which the obligation to restore terrain upon the cessation of activities arises from separate laws or practices. As a result of these changes there was an increase in the provision and a decrease in profit before taxation of PLN 13 817 thousand.
(an accrued reduction in profit of PLN 21 369 thousand since the beginning of the year)

2. the provision for future employee benefits due to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment. As a result of revaluation the provision was increased and profit before taxation was decreased in the amount of PLN 19 038 thousand.
(an accrued reduction in net profit of PLN 44 424 thousand since the beginning of the year)

3. the provision for liabilities towards local authorities for permission to expand the tailings pond in the parent entity. As a result of revaluation, profit before tax for the current quarter was increased in the amount of PLN 1 252 thousand
(an accrued increase in profit of PLN 2 565 thousand since the beginning of the year);

4. the provision for the repair of damages caused by a fire in the production facilities of the parent entity. The effect of this was a decrease in profit of the current quarter in the amount of PLN 7 930 thousand.
(an accrued reduction in profit of PLN 9 303 thousand since the beginning of the year);

5. the provision for the risk of future liabilities, arising from ongoing proceedings for damages. The effect of this risk was a decrease in profit of PLN 13 701 thousand
(an accrued reduction in profit of PLN 13 701 thousand since the beginning of the year);

6. a short term provision was created in accruals – matched to revenues - for the payment of annual one-off wages and bonuses after approval of the financial statements of Group entities. Altogether, due to future

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*1 March 2005*	*No of sheets:*	*1+16*

Please find enclosed the consolidated quarterly report of KGHM Polska Miedź S.A. for the 4th quarter of 2004.

 EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGES COMMISSION

SA-QSIV / 2004

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated 16 October, 2001 on current and periodic information submitted by issuers of securities - Dz.U. No 139, point 1569 with later changes)

(for issuers of securities involved in production, construction, trade or services activities)

for the fourth quarter of 2004 comprise the period from 1 October 2004 to 31 December 2004 Publication date: 1 March 2005

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	Metals industry
(short name of the issuer)	(issuer branch title to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
(48 76) 84 78 200	(48 76) 84 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
I. Net revenue from the sale of products, goods for resale and materials	7 149 416	5 606 801	1 582 359	1 260 692
II. Operating profit (loss)	1 462 556	701 289	323 703	157 685
III. Profit (loss) before taxation	1 516 566	700 356	335 657	157 475
IV. Net profit (loss)	1 392 864	673 043	308 279	151 334
V.Net cash flow from operations	1 717 522	894 499	380 134	201 128
VI. Net cash flow from investing activities	(402 007)	(191 578)	(88 975)	(43 076)
VII. Net cash flow from financing activities	(1 285 765)	(431 085)	(284 575)	(96 930)
VIII. Total net cash flow	29 750	271 836	6 584	61 112
IX. Total assets	9 292 985	8 565 125	2 278 251	1 815 799
X. Liabilities and provisions for liabilities	3 937 080	5 054 973	965 207	1 071 650
XI.Long term liabilities	51 019	1 429 688	12 508	303 093
XII. Short term liabilities	2 146 771	2 019 890	526 298	428 215
XIII. Equity	5 336 139	3 489 257	1 308 198	739 720
XIV. Share capital	2 000 000	2 000 000	490 316	423 998
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings (loss) per ordinary share (in PLN/EUR)	6.96	3.37	1.54	0.76
XVII.Diluted earnings (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	26.68	17.45	6.54	3.70
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

CONSOLIDATED BALANCE SHEET

	in '000PLN			
	as at 31 December 2004 end of quarter	as at 30 September 2004 end of prior quarter	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter
ASSETS				
I. Non-current assets	6 407 118	6 215 023	5 956 434	6 109 549
1. Intangible assets, of which:	92 151	180 198	158 031	315 411
- goodwill	2 740	106	130	138
2. Goodwill of subordinated entities	335	395	572	631
3. Tangible fixed assets	5 097 861	4 868 149	4 769 825	4 642 672
4. Long term debtors	2 017	3 280	3 293	4 617
4.1. From related entities				
4.2. From other entities	2 017	3 280	3 293	4 617
5. Long term investments	878 470	837 483	797 477	859 635
5.1. Investment property	4 239	6 116	5 068	5 067
5.2. Intangible assets				
5.3. Long term financial assets	874 231	831 367	792 409	854 568
a) in related entities, of which:	805 900	755 189	722 276	683 282
-shares in subordinated entities accounted for using the equity method	805 095	754 385	716 564	677 478
- shares in subsidiaries and jointly controlled entities not subject to consolidation	503	402	5 704	5 804
b) in other entities	68 331	76 178	70 133	171 286
5.4. Other long term investments				
6. Long term prepayments	336 284	325 518	227 236	286 583
6.1. Deferred income tax asset	334 433	323 575	322 205	282 898
6.2. Other prepayments	1 851	1 943	(94 969)	3 685
II. Current assets	2 885 867	2 796 306	2 608 691	2 360 450
1. Inventories	1 030 375	1 044 194	893 821	898 870
2. Short term debtors	756 186	707 492	703 445	600 380
2.1. From related entities	324	354	384	1 276
2.2. From other entities	755 862	707 138	703 061	599 104
3. Short term investments	1 041 544	963 881	974 805	787 075
3.1 Short term financial assets	1 041 544	963 881	974 805	787 075
a) in related entities				722
b) in other entities	518 303	500 592	480 214	210 215
c) cash and cash equivalents	523 241	463 289	494 591	576 138
3.2. Other short term investments				
4. Short term prepayments	57 762	80 739	36 620	74 125
Total assets	9 292 985	9 011 329	8 565 125	8 469 999
EQUITY AND LIABILITIES				
I. EQUITY	5 336 139	4 966 565	3 489 257	3 395 274
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)	(17)	(385)		
4. Reserve capital	1 874 284	1 867 570	1 429 705	1 424 431
5. Revaluation reserve	914 977	581 419	476 558	790 883
6. Other reserve capital	1 460	1 313	859	859
7. Exchange rate differences arising from subordinated entities	24 906	23 833	24 225	22 747
a. positive exchange rate differences	24 906	23 833	24 225	22 747
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(872 335)	(708 717)	(1 115 133)	(1 073 793)
9. Net profit (loss)	1 392 864	1 201 532	673 043	230 147
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	11 853	13 957	12 791	16 955
III. Negative goodwill of subordinated entities	8 695	7 379	8 104	6 552
IV. Liabilities and provisions for liabilities	3 936 298	4 023 428	5 054 973	5 051 218
1. Provisions for liabilities	1 553 026	1 418 969	1 449 919	1 457 039
1.1. Provision for deferred income tax	259 772	220 926	211 886	234 244
1.2. Provision for retirement and related benefits	769 378	750 869	726 296	727 486
a) long term	706 720	691 965	668 474	674 707
b) short term	62 658	58 904	57 822	52 779
1.3. Other provisions	523 876	447 174	511 737	495 309
a) long term	444 015	405 710	452 599	413 919
b) short term	79 861	41 464	59 138	81 390

2. Long term liabilities	51 019	417 920	1 429 688	1 784 873
2.1. Toward related entities				
2.2. Toward other entities	51 019	417 920	1 429 688	1 784 873
3. Short term liabilities	2 146 771	1 906 768	2 019 890	1 563 380
3.1. Toward related entities	7 632	4 068	2 510	9 876
3.2. Toward other entities	2 065 948	1 823 801	1 952 389	1 481 046
3.3. Special funds	73 191	78 899	64 991	72 458
4. Accruals and deferred income	185 482	279 771	155 476	245 926
4.1. Negative goodwill				
4.2. Other accruals and deferred income	185 482	279 771	155 476	245 926
a) long term	5 777	5 741	3 188	2 547
b) short term	179 705	274 030	152 288	243 379
Total equity and liabilities	9 292 985	9 011 329	8 565 125	8 469 999

Net assets	5 336 139	4 966 565	3 489 257	3 395 274
Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	26.68	24.83	17.45	16.98
Diluted number of shares				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS

	in '000PLN			
	as at 31 December 2004 end of quarter	as at 30 September 2004 end of prior quarter	as at 31 December 2003 end of quarter	as at 30 September 2003 end of prior quarter
1. Contingent debtors	137 078	111 363	81 597	82 760
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	137 078	111 363	81 597	82 760
- received guarantees	5 606	6 684	10 561	12 261
- contested State budget issues	104 298	78 443	44 831	44 478
- bills of exchange debtors	25 841	25 807	26 094	25 873
- other items	1 333	429	111	148
2. Contingent liabilities	34 819	38 756	54 234	26 436
2.1. Toward related entities (due to)	32 647	34 171	46 318	23 892
- granted guarantees	32 647	34 171	46 318	23 892
2.2. Toward other entities (due to)	2 172	4 585	7 916	2 544
- granted guarantees	2 172	4 585	7 916	2 544
3. Other (due to)	406 716	364 960	360 342	316 790
- bills of exchange liabilities	40 538	37 625	37 171	19 339
- perpetual usufruct of Treasury land	217 868	217 306	199 114	203 754
- fixed assets used on the basis of a rental, lease agreements etc.	3 885	5 408	9 779	6 096
- commitments due to implementation and R&D project, and other unrealised agreements	118 110	91 375	99 885	55 071
- contested State budget liabilities	403		403	24 103
- other unresolved and disputed issues, etc.	25 912	13 246	13 990	8 427

CONSOLIDATED INCOME STATEMENT

	in '000PLN			
	4th quarter/2004 period from 1 October 2004 to 31 December 2004	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
I. Net revenue from the sale of products, goods for resale and materials, of which:	1 843 692	7 149 416	1 518 371	5 606 801
- from related entities	517	2 248	(1 718)	6 676
1. Net revenue from the sale of products	1 727 889	6 851 196	1 498 443	5 337 963
2. Net revenue from the sale of goods for resale and materials	115 803	298 220	19 928	268 838
II. Cost of products, goods for resale and materials sold, of which	(1 342 133)	(4 809 228)	(1 174 520)	(4 394 762)
- from related entities	(596)	(2 137)	1 728	(5 855)
1. Cost of manufactured products sold	(1 242 894)	(4 587 143)	(1 099 018)	(4 189 758)
2. Cost of goods for resale and materials sold	(99 239)	(222 085)	(75 502)	(205 004)
III. Gross profit	501 559	2 340 188	343 851	1 212 039
IV. Selling costs	(42 421)	(154 560)	(39 701)	(122 465)
V. General and administrative costs	(181 813)	(635 866)	(170 113)	(581 542)
VI. Profit (loss) from sales	277 325	1 549 762	134 037	508 032
VII. Other operating income	31 837	97 977	491 181	551 976
1. Profit from disposal of non-financial assets	(803)	318	(221)	934
2. Subsidies	240	968	170	631
3. Other operating income	32 400	96 691	491 232	550 411
VIII. Other operating costs	(76 288)	(185 183)	(206 516)	(358 719)
1. Loss from disposal of non-financial assets				
2. Revaluation of non-financial assets	(10 764)	(23 318)	(198 718)	(248 024)
3. Other operating costs	(65 524)	(161 865)	(7 798)	(110 695)
IX. Operating profit (loss)	232 874	1 462 556	418 702	701 289
X. Financial income	133 613	616 522	307 818	593 969
1. Dividends and share in profit, of which:	1 154	3 487	225	1 213
-from related entities				
2. Interest, of which:	10 056	43 675	19 012	42 509
- from related entities			6	44
3. Gain from the disposal of investments	53 104	210 958	41 602	160 246
4. Revaluation of investments	92 755	328 525	245 966	372 021
5. Other	(23 456)	29 877	1 013	17 980
XI. Financial costs	(188 745)	(554 733)	(267 941)	(597 836)
1. Interest, of which:	(4 716)	(45 805)	(21 316)	(95 352)
- for related entities			11	(3)
2. Loss from the disposal of investments				
3. Revaluation of investments	(137 516)	(416 098)	(227 863)	(361 636)
4. Other	(46 513)	(92 830)	(18 762)	(140 848)
XII. Profit (loss) on the sale of all or some shares in subordinated entities		(2 318)		
XIII. Profit (loss) before extraordinary items and taxation	177 742	1 522 027	458 579	697 422
XIV. Result on extraordinary items	(226)	(1 131)	2 541	2 570
1. Extraordinary gains	287	314	3 126	3 329
2. Extraordinary losses	(513)	(1 445)	(585)	(759)
XV. Write-off of goodwill of subordinated entities	(59)	(5 338)	(60)	(237)
XVI. Write-off of negative goodwill of subordinated entities	283	1 008	242	601
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	177 740	1 516 566	461 302	700 356
XVIII. Taxation	(38 394)	(305 100)	(58 492)	(175 388)
a) current taxation	(58 062)	(352 146)	(35 137)	(161 995)
b) deferred taxation	19 668	47 046	(23 355)	(13 393)
XIX. Other obligatory deductions from profit (loss increase)			3	3
XX. Share in net profit (loss) of subordinated entities accounted for using the equity method	50 711	181 924	40 448	148 041
XXI. Minorities (profit) loss	1 275	(526)	(365)	31
XXII. Net profit (loss)	191 332	1 392 864	442 896	673 043

Net profit (loss) (annualised)	1 392 864		673 043	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Earnings (loss) per ordinary share (in PLN)	6.96		3.37	
Weighted average diluted number of ordinary shares				
Diluted earnings (loss) per ordinary share (in PLN)				

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

	in '000PLN			
	4th quarter/2004 period from 1 October 2004 to 31 December 2004	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
I. Equity - beginning of the period	4 966 565	3 348 181	3 395 274	3 074 791
a) changes in accounting policies	(162 118)	140 991	(47 457)	110 236
b) corrections due to errors				
I.a. Equity - beginning of the period, after adjustment with comparative data	4 804 447	3 489 172	3 347 817	3 185 027
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Treasury shares - beginning of the period	(385)			
3.1. Changes in treasury shares	368	(17)		
a) increase, due to:		(385)		
b) decrease, due to:	368	368		
3.2. Treasury shares - end of the period	(17)	(17)		
4. Reserve capital - beginning of the period	1 867 570	1 429 705	1 424 431	1 230 370
4.1. Changes in reserve capital	6 714	444 579	5 274	199 335
a) increase, due to:	7 612	743 442	5 164	318 162
- issuance of shares over nominal value				
- from profit distribution (statutory)		21 559	(282)	579
- from profit distribution (over statutorily-required minimum value)		676 425	281	266 230
- transfer from revaluation reserve	3 236	24 112	2 589	5 397
- consolidation adjustments	5 572	18 773	6 067	35 516
- share in change of capital of entities accounted for using the equity method		1 972		4 027
- other	(1 196)	601	(3 491)	6 413
b) decrease, due to:	(898)	(298 863)	110	(118 827)
- coverage of losses	(98)	(261 645)		(73 974)
- share in results of entities valued by equity method		(2 297)		(1 652)
- consolidation adjustments	(2 724)	(33 534)	130	(43 181)
- write-off of goodwill from prior years		(237)		
- other	1 924	(1 150)	(20)	(20)
4.2. Reserve capital - end of the period	1 874 284	1 874 284	1 429 705	1 429 705
5. Revaluation reserve - beginning of the period	581 419	441 105	790 883	862 115
5.1. Changes in revaluation reserve	333 558	473 872	(314 325)	(385 557)
a) increase, due to:	471 008	1 418 786	340 956	534 474
- settlement of hedging instruments	341 549	1 113 046	85 904	100 997
- valuation of hedging transactions, in the effective part	129 458	270 231	174 783	297 087
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates				20 069
- excess of deferred income tax asset over deferred income tax provision			79 911	115 956
- changes in accounting policies		35 455		
- other	1	54	358	365
b) decrease, due to:	(137 450)	(944 914)	(655 281)	(920 031)
- disposal of fixed assets	(3 351)	(24 083)	(4 115)	(6 874)
- valuation of hedging transactions, in the effective part	(40 636)	(628 701)	(612 167)	(711 297)
- settlement to derivative instruments	(43 897)	(201 752)	(39 080)	(201 860)
- excess of deferred income tax provision over deferred income tax asset	(48 371)	(89 183)		
- permanent diminution in value of fixed assets subject to revaluation	(1 176)	(1 176)		
- other	(19)	(19)	81	

5.2. Revaluation reserve - end of the period	914 977	914 977	476 558	476 558
6. Other reserve capital - beginning of the period	1 313	859	859	648
6.1. Changes in other reserve capital	148	602		211
a) increase, due to:	801	1 255		211
- creation of other reserve capital from net profit (GSM resolution)		75		89
- consolidation adjustments	801	1 180		122
b) decrease, due to:	(653)	(653)		
- other	(653)	(653)		
6.2. Other reserve capital - end of the period	1 461	1 461	859	859
7. Exchange rate differences arising from subordinated entities	24 906	24 906	24 225	24 225
8. Retained profit (uncovered loss) from prior years - beginning of the period	492 815	(547 712)	(843 646)	(1 040 048)
8.1. Retained profit from prior years - beginning of the period	1 483 260	717 589	235 156	273 091
a) changes in accounting policies	(13 671)	253 983	155 532	155 628
b) corrections due to error				
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	1 469 589	971 572	390 688	428 719
a) increase, due to:		2 063		10 967
- distribution of profit from prior years				
- consolidation adjustments		2 063		10 967
b) decrease, due to:	559	(705 019)	4 249	(274 896)
- coverage of loss from prior years	559	(6 811)	(153)	(7 898)
- transfer to reserve capital		(697 984)		(266 809)
- transfer to other reserve capital		(75)		(89)
- payment of dividend			4 402	
- payment of premium and bonus for employees		(112)		(100)
- consolidation adjustments (including due to permanent diminution in value of shares)		(5)		
- other decreases		(32)		
8.3. Retained profit from prior years - end of the period	1 470 148	268 616	394 937	164 790
8.4. Uncovered loss from prior years - beginning of the period	990 445	1 265 301	1 078 802	1 313 139
a) changes in accounting policies	148 447	148 447	202 989	45 392
b) corrections due to errors				
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 138 892	1 413 748	1 281 791	1 358 531
a) increase, due to:	1 599	12 526		4 802
- transfer of losses from prior years to be covered				
- consolidation adjustments	1 599	12 526		4 802
b) decrease, due to:	461	(285 322)	(1 868)	(83 430)
- coverage of loss from profit distribution	559	(6 811)	(153)	(7 898)
- coverage of loss from reserve and other reserve capital	(98)	(261 645)		(73 974)
- consolidation adjustments		(16 866)	(1 715)	(1 538)
8.6. Uncovered loss from prior years - end of the period	1 140 952	1 140 952	1 279 923	1 279 923
8.7. Retained profit (uncovered loss) from prior years - end of the period	329 196	(872 336)	(884 986)	(1 115 133)
9. Net result	191 332	1 392 864	442 896	673 043
a) net profit	191 332	1 392 864	442 896	673 043
b) net loss				
c) write-off from profit				
II. Equity - end of the period	5 336 139	5 336 139	3 489 257	3 489 257
III. Equity, after proposed profit distribution (coverage of loss)	5 336 139	5 336 139	3 489 257	3 489 257

CONSOLIDATED CASH FLOW STATEMENT

	in '000PLN			
	4th quarter/2004 period from 1 October 2004 to 31 December 2004	4 quarters accrued/2004 period from 1 January 2004 to 31 December 2004	4th quarter/2003 period from 1 October 2003 to 31 December 2003	4 quarters accrued/2003 period from 1 January 2003 to 31 December 2003
A. Cash flow from operations - indirect method				
I. Net profit (loss)	191 332	1 392 864	442 896	673 043
II. Total adjustments	188 230	324 658	(250 491)	221 456
1. Minorities profit (loss)	(1 275)	526	365	(31)
2. Share in (profit) loss of subordinated entities accounted for using the equity method	(50 711)	(181 924)	(40 448)	(148 041)
3. Depreciation, of which:	91 761	434 729	116 951	468 490
- write-off of goodwill or negative goodwill of subordinated entities	(224)	4 330	(182)	(364)
4. Foreign exchange (gains)/losses	(89 309)	(89 119)	(81 215)	(48 887)
5. Interest and share in profits (dividends)	3 709	35 682	16 157	88 953
6. (Profit) loss on investing activities	(477 591)	(188 872)	148 623	38 244
7. Change in provisions	71 872	100 184	(32 429)	11 879
8. Change in inventories	13 783	(136 582)	5 049	11 713
9. Change in debtors	(5 339)	(62 152)	(94 463)	32 902
10. Change in short term liabilities, excluding bank and other loans	180 736	225 758	(320 805)	(226 815)
11. Change in prepayments and accruals	(217 843)	(183 824)	75 057	75 244
12. Other adjustments	668 437	370 252	(43 333)	(82 195)
III. Net cash flow from operations (I+/-II)	379 562	1 717 522	192 405	894 499
B. Cash flow from investing activities				
I. Inflow	40 050	281 822	164 811	316 791
1. The sale of intangible assets and tangible fixed assets	(409)	10 018	(817)	4 173
2. The sale of investments properties and intangible assets				
3. From financial assets, of which:	38 443	269 108	164 378	287 368
a) in related entities		68 758	98 008	144 599
- the sale of financial assets			(1)	
- dividends and share in profit		68 758		46 509
- repayment of long term loans granted			98 050	98 050
- interest			7	38
- other inflow from financial assets			(48)	2
b) in other entities	38 443	200 350	66 370	142 769
- the sale of financial assets	33 621	192 774	55 638	127 159
- dividends and share in profit	1 154	3 712		988
- repayment of long term loans granted				
- interest	71	267	10 732	14 622
- other inflow from financial assets	3 597	3 597		
4. Other investment inflow	2 016	2 696	1 250	25 250
II. Outflow	(177 081)	(683 829)	(146 454)	(508 369)
1. The purchase of intangible assets and tangible fixed assets	(112 344)	(484 032)	(92 625)	(316 564)
2. The purchase of property and intangible assets				
3. For financial assets, of which:	(61 276)	(187 768)	(48 203)	(157 226)
a) in related entities	(722)	(724)	1 172	(10 832)
- the purchase of financial assets	(722)	(724)	1 172	(10 832)
- long term loans granted				
- other outflow from financial assets				
b) in other entities	(60 554)	(187 044)	(49 375)	(146 394)
- the purchase of financial assets	(60 554)	(183 447)	(45 375)	(127 694)
- long term loans granted				
- other outflow from financial assets		(3 597)	(4 000)	(18 700)
4. Dividends and other share in profit paid to minorities		(78)		(215)
5. Other investment outflow	(3 461)	(11 951)	(5 626)	(34 364)
III. Net cash flow from investing activities (I-II)	(137 031)	(402 007)	18 357	(191 578)

C. Cash flow from financing activities				
I. Inflow	239 618	262 595	12 288	1 931 943
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital				199
2. Bank and other loans	239 618	262 595	12 314	1 930 770
3. The issuance of debt securities			(26)	974
4. Other financial inflow				
II. Outflow	(422 151)	(1 548 360)	(303 321)	(2 363 028)
1. The purchase of own shares	(84)	(521)		
2. Dividends and other payments to shareholders				
3. Other outflow from profit distribution, excepting payments to shareholders				
4. Repayment of bank and other loans	(416 075)	(1 498 765)	(278 776)	(2 232 338)
5. The buy-back of debt securities			(1 000)	(1 000)
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(998)	(7 558)	(3 097)	(4 488)
8. Interest	(4 994)	(41 516)	(20 419)	(125 173)
9. Other financial outflow			(29)	(29)
III. Net cash flow from financing activities (I-II)	(182 533)	(1 285 765)	(291 033)	(431 085)
D. Total net cash flow(A.III+/-B.III+/-C.III)	59 998	29 750	(80 271)	271 836
E. Change in balance sheet cash and cash equivalents, of which:	59 952	28 650	(81 547)	271 296
- change in cash and cash equivalents due to exchange rate differences	(46)	(1 100)	(1 276)	(540)
F. Cash and cash equivalents - beginning of the period	465 149	495 397	575 668	223 561
G. Cash and cash equivalents - end of the period (F+/-D), of which	525 147	525 147	495 397	495 397
- including restricted cash and cash equivalents	29 926	29 926	42 285	42 285

ADDITIONAL INFORMATION - PURSUANT TO § 61 SECTIONS 3 AND 4, TOGETHER WITH SECTION 7 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 REGARDING CURRENT AND PERIODIC INFORMATION PROVIDED BY ISSUERS OF SECURITIES - DZ. U. NR 139, ITEM 1569, WITH LATER CHANGES

The financial data in this report are presented prior to issuance of the auditor's opinion on its examination on the financial statement for 2004.

I. PRINCIPLES APPLIED IN PREPARING THIS REPORT

Introduction

KGHM Polska Miedź S.A. – as the parent entity of a Group, fully consolidated 26 subsidiary entities at the end of the current quarter while 2 associated entities were valued by the equity method.
During the current quarter there were no changes to the structure of the Group.
The consolidated financial statements presented did not consolidate a subsidiary, and did not value the shares of an associate, whose financial data are insignificant from the point of view of an honest presentation of the assets, finances and financial result.

Data justifying exclusion of entities from consolidation as at 31 December 2004.

Name of Company	Total assets as at 31 December 2004 ('000 PLN)	Percentage share in total assets of parent entity (%)	Net revenues from the sale of goods and products together with income from financial operations for the period from 1 January 2004 to 31 December 2004 ('000 PLN)	Percentage share in revenues of parent entity (%)
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	1 334	0.0270	3 287	0.0362
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	2 942	0.0595	5 986	0.0659

Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles as described in the consolidated half-year report SA-PS 2004 published on 26 October 2004 with adjustment of the comparable prior period to changes introduced from 1 January 2004.
These changes in accounting principles and in the presentation of financial data relate to:

1. the valuation of assets and liabilities based on the average National Bank of Poland exchange rate, in place of the existing valuation based on the respective buy or sell rate of the bank in which the largest turnover is realised,
2. withdrawal of recognition of an embedded derivative instrument in a shipping agreement, following change of a ruling regarding recognition, valuation methods, scope of disclosure and the means of presentation of financial instruments and withdrawal from valuation of embedded instruments in contracts expressed in foreign currencies which are typical for a given type of transaction,
3. valuation of the shares of Polkomtel S.A. by the equity method,
4. the methodology for estimating and presenting provisions for the closure of mines and other technological objects, in adaptation to the updated version of IAS 37 and IFRIC 1, and
5. the methodology for recognising financial assets, whose transfer does not qualify these assets to be excluded from the accounts.

Data from the prior period have been restated for comparison purposes. As a result of changes in relation to data in the previously-published SA-RS 2003 statement:

- net profit was increased by PLN 10 167 thousand, as a result of applying the average NBP exchange rate to the valuation of assets and liabilities expressed in foreign currencies,
- net profit was increased by PLN 6 449 thousand due to the withdrawal of recognition of an embedded derivative instrument in a basic contract,
- net profit was increased by PLN 101 858 thousand due to the valuation of shares Polkomtel S.A. by the equity method,
- net profit was decreased by PLN 14 962 thousand, due to adjustment of the methodology for creating provisions for the closure of mines and other similar technological objects to the updated principles of IAS/IFRS,

- the capitalised costs of an acquired telecommunications license in the amount of PLN 108 493 thousand were written off, due to a change in the interpretation of an operation reducing licensing liabilities carried out in the year 2003 in Telefonia DIALOG S.A., and
- net profit was decreased by PLN 248 thousand due to other adjustments resulting from changes in accounting principles.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data denominated in EUR:

- for the calculation of turnover, financial results and cash flow for the current accrued period, the rate of 4.5182 PLN/EUR
- for the calculation of assets and equity as at 31 December 2004, the rate of 4.0790 PLN/EUR
- for the calculation of turnover, financial results and cash flow for the comparative accrued period, the rate of 4.4474 PLN/EUR
- for the calculation of assets and equity as at 31 December 2003, the rate of 4.7170 PLN/EUR

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

Provisions for future expenses and liabilities.

The results of creating or revaluing major items in provisions were settled in the profit before taxation of the current quarter:

1. in the provision for future mine closure costs in the parent entity there was a change in the methodology for estimating and presenting the provision in adjustment to the updated principles implemented in IAS 37 and IFRIC 1. In addition, reflected in this provision are estimates of the costs of closure of technological objects for which the obligation to restore terrain upon the cessation of activities arises from separate laws or practices. As a result of these changes there was an increase in the provision and a decrease in profit before taxation of PLN 13 817 thousand.
   (an accrued reduction in profit of PLN 21 369 thousand since the beginning of the year)

2. the provision for future employee benefits due to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment. As a result of revaluation the provision was increased and profit before taxation was decreased in the amount of PLN 19 038 thousand.
   (an accrued reduction in net profit of PLN 44 424 thousand since the beginning of the year)

3. the provision for liabilities towards local authorities for permission to expand the tailings pond in the parent entity. As a result of revaluation, profit before tax for the current quarter was increased in the amount of PLN 1 252 thousand
   (an accrued increase in profit of PLN 2 565 thousand since the beginning of the year);

4. the provision for the repair of damages caused by a fire in the production facilities of the parent entity. The effect of this was a decrease in profit of the current quarter in the amount of PLN 7 930 thousand.
   (an accrued reduction in profit of PLN 9 303 thousand since the beginning of the year);

5. the provision for the risk of future liabilities, arising from ongoing proceedings for damages. The effect of this risk was a decrease in profit of PLN 13 701 thousand
   (an accrued reduction in profit of PLN 13 701 thousand since the beginning of the year);

6. a short term provision was created in accruals – matched to revenues - for the payment of annual one-off wages and bonuses after approval of the financial statements of Group entities. Altogether, due to future payments of wages together with charges profit before taxation for the accrued period since the beginning of the year was reduced by PLN 126 133 thousand.

In addition, in some subsidiaries, for example PeBeKa S.A, PHP Mercus Sp. z o.o., Dialog S.A. and other entities, provisions were created for on-going proceedings, future liabilities and for economic risks. The value of these provisions does not have a significant impact on the consolidated financial result .

Deferred income tax

Due to temporary differences between the balance sheet value and taxable value of balance sheet items, the deferred tax asset and the deferred income tax provision were actualised.
There was an increase in the deferred tax asset during the current accrued period of PLN 15 631 thousand, of which the following was settled:

- as an increase of the net profit PLN 92 023 thousand
- as a decrease of the revaluation reserve (PLN 80 584 thousand)
- as an increase of retained profit from prior years PLN 3 477 thousand
- as an increase of goodwill PLN 715 thousand

There was an increase in the deferred income tax provision during the current accrued period of PLN 55 531 thousand, of which the following was settled:
- as a decrease of net profit (PLN 44 977 thousand)
- as a decrease of the revaluation reserve (PLN 8 599 thousand)
- as a decrease of retained profit from prior years (PLN 1 955 thousand)

Adjustments revaluing assets

Due to the revaluation of tangible fixed assets and financial assets, profit before tax was decreased by PLN 48 447 thousand
(an accrued reduction in profit of PLN 98 631 thousand since the beginning of the year)

Due to valuation and settlement of future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD) and to the valuation of other long term financial assets to the level of market prices, the revaluation reserve was increased by PLN 386 455 thousand, and after reflecting deferred tax the revaluation reserve was increased by PLN 338 084 thousand.
(an accrued increase in the revaluation reserve of PLN 588 261 thousand since the beginning of the year, and after reflecting deferred tax the revaluation reserve was increased by PLN 499 078 thousand).

The effects of the valuation carried out in the current quarter which were settled in the financial result relate to:
- the revaluation of derivative instruments in the parent entitiy to fair value and of other financial assets in subsidiaries, as a result of which profit was decreased in the amount of PLN 47 144 thousand
  (an accrued reduction of profit by PLN 87 933 thousand since the beginning of the year)
- the revaluation of tangible fixed assets to market value. The result of this revaluation was a decrease in profit in the amount of PLN 6 199 thousand
  (an accrued reduction of profit by PLN 12 273 thousand since the beginning of the year)
- a decrease in the value of inventories and a decrease of profit, due to the valuation of current assets to net sales price by PLN 1 713 thousand
  (an accrued reduction of profit by PLN 2 718 since the beginning of the year)
- allowances for debtors together with interest (an excess of allowances released over created) PLN 5 900 thousand
  (an accrued increase of profit by PLN 4 293 since the beginning of the year)

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE GROUP DURING THE FOURTH QUARTER OF 2004, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS.

Apart from the parent entity, the greatest impact on the Group comes from:
- DIALOG Spółka Akcyjna – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital, and
- Polkomtel S.A. in which KGHM Polska Miedź S.A. owns 19.61% of the share capital.

DIALOG S.A.

The results achieved by the company during the four quarters of 2004 support continuation of the strategy based on continuing to seek new subscribers and increasing its range of services while simultaneously pursuing a policy of rationalisation of costs.
During the four quarters of 2004 DIALOG S.A. earned PLN 453 275 thousand in revenues from sales (versus PLN 390 829 thousand for the four quarters of 2003 – an increase of 16%) achieving a profit on sales of PLN 79 365 thousand (versus PLN 49 966 thousand for the comparable period of 2003 – an increase of 59%). The company earned an operating profit of PLN 72 322 thousand. In 2004 EBITDA for DIALOG S.A. amounted to PLN 167 428 thousand, thereby achieving an EBITDA margin of 37%. This profitability at the operating level as well as the high level of EBITDA is due to the continuation of activities aimed at optimising costs while simultaneously undertaking actions aimed at improving the structure of revenues. The net profit of the company is significantly impacted by financial activities. The loss on financial activities amounted to PLN 20 503 thousand. The reason for this, on the one hand, was the cost of servicing the debt of Telefonia DIALOG S.A. (interest was paid on bonds in the amount of PLN 97 670 thousand), while on the other hand the company accounted for income due to the write-off by KGHM Polska Miedź S.A. of debtors due to bonds in the amount of PLN 70 000 thousand. As a result, the net profit of the company in 2004 was PLN 51 818 thousand.
In 2004, the company continued to carry out a program aimed at increasing its subscriber base. At the end of December the company had 684 thousand built lines (an increase versus the prior year of 45 thousand) and 435 thousand ringing lines (an increase of 31 thousand). The company is consistently pursuing a policy aimed at acquiring corporate customers. At the end of 2004 the Business-mix ratio was 25%. The company is also intensively developing other services, including internet access. At the end of December it had 67 thousand internet users taking advantage of internet access through monthly, lump-sum payments (an increase of 11 thousand).

An important element impacting the financial situation of the company was the decision of KGHM Polska Miedź S.A. related to restructuring the debt of DIALOG S.A. due to the issuance of bonds in the total amount of PLN 700 000 thousand. On 24 November 2004 the Extraordinary General Shareholders Meeting of DIALOG S.A. resolved to increase the share capital of the company by PLN 630 000 thousand through the issuance of 6 300 thousand shares having a nominal value of PLN 100 each to be used for the early buyback of bonds, which took place at the turn of November-December. The shares in the increased capital were acquired by KGHM Polska Miedź S.A. and were paid

for entirely by cash. Court registration of this change occurred on 23 December 2004. The liabilities of DIALOG S.A. were simultaneously written off due to the acquisition by KGHM Polska Miedź S.A. of bonds in the amount of PLN 70 000 thousand.
These transactions enable the company to significantly reduce its corporate debt servicing costs.

Through the actions taken in 2004 effects were not achieved in the process of integrating the market of alternative telecommunications services.
The process is currently underway of preparing to take a decision regarding the future of DIALOG S.A. based on the accepted strategy of KGHM Polska Miedź S.A., which assumes an eventual exit from its telecoms investments over the long term and concentration on its core business, which is the extraction and processing of non-ferrous metals.

POLKOMTEL S.A.

Due to the methodology accepted in 2004 for the valuation of long term financial assets, the shares of Polkomtel S.A. are presented in the consolidated financial statement using the equity method. The value of the shares of Polkomtel S.A. as at 31 December 2004 in the financial statements of the Group amounts to PLN 803 071 thousand.
On 17 December 2004 an agreement was entered into between KGHM Polska Miedź S.A., PKN Orlen S.A. and Polskie Sieci Elektroenergetyczne S.A. based on which these companies committed themselves to mutually cooperate in order to simultaneously float the shares of Polkomtel S.A. and introduce their trading on the Warsaw Stock Exchange. The purpose of this mutual cooperation of shareholders is to optimise the value of sale of the shares of Polkomtel S.A. and to maximise the financial effects of this sale.

Other significant events and issues concerning the Group

INTERFERIE Sp. z o.o.

On 31 December 2004 court registration was made of a change in the status of the company „INTERFERIE", from that of a limited liability company to that of a joint stock company. Following registration of the change in form of this company, the share capital of „INTERFERIE" S.A still amounts to PLN 47 821 thousand and is divided into 9 564 200 shares having a nominal value of PLN 5 each. The owners of this company are KGHM Polska Miedź S.A. (3.14%) and the Group companies DSI S.A. (93.72%) and CBJ Sp. z o.o. (3.14%).

Miedziowe Centrum Zdrowia S.A.

On 8 October 2004 the Extraordinary General Shareholders Meeting of Miedziowe Centrum Zdrowia S.A. resolved to increase the share capital of the company by PLN 3 657 thousand through the issuance of 51 500 registered shares having a nominal value of PLN 71 each. These shares were acquired for cash by KGHM Polska Miedź S.A.
This increase was court registered on 23 November 2004. Following registration of this change, the share capital of MCZ S.A. amounts to PLN 46 818 thousand.
KGHM Polska Miedź S.A. owns 100% of the shares of MCZ S.A.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING AN IMPACT ON THE FINANCIAL RESULTS ACHIEVED

Financial result

The consolidated financial result for the current quarter - a net profit in the amount of PLN 191 332 thousand and an accrued net profit since the beginning of the year of PLN 1 392 864 thousand - was impacted by the following:

•	The net profit of the parent entity *(an accrued profit of PLN 1 397 169 thousand since the beginning of the year)*	PLN 172 288 thousand
•	Individual net results of subsidiaries – an excess of profits over losses *(an accrued profit of PLN 90 846 thousand since the beginning of the year)*	PLN 63 132 thousand
•	The profit of associates valued by the equity method *(an accrued profit of PLN 181 923 thousand since the beginning of the year)*	PLN 50 710 thousand
•	Consolidation adjustment decreasing profit *((PLN 277 074 thousand) accrued since the beginning of the year)* of which:	(PLN 94 798 thousand)
-	Write-off of negative goodwill *(PLN 1 008 thousand accrued since the beginning of the year)*	PLN 283 thousand
-	Write-off of goodwill *((PLN 5 339 thousand) accrued since the beginning of the year)*	(PLN 60 thousand)
-	Share in minorities' profits *((PLN 526 thousand) accrued since the beginning of the year)*	PLN 1 275 thousand
-	Exchange rate differences from conversion in 2003 *((PLN 4 132 thousand) accrued since the beginning of the year)*	-
-	Adjustment to profits on inventories	PLN 4 thousand

	((PLN 265 thousand) accrued since the beginning of the year)	
-	Adjustment to profits from unrealised sales *((PLN 8 808 thousand) accrued since the beginning of the year)*	PLN 4 412 thousand
-	Elimination of allowances for debtors within the Group *((PLN 13 020 thousand) accrued since the beginning of the year)*	(PLN 7 356 thousand)
-	Profit from the transfer of assets and depreciation adjustment *((PLN 638 thousand) accrued since the beginning of the year)*	(PLN 1 446 thousand)
-	Increase of allowance for debtors at the consolidation level *(PLN 7 590 thousand accrued since the beginning of the year)*	PLN 3 273 thousand
-	Exchange rate differences from consolidation conversion *(PLN 10 641 thousand accrued since the beginning of the year)*	PLN 8 670 thousand
-	Adjustment to deferred tax *(PLN 436 thousand accrued since the beginning of the year)*	(PLN 1 625 thousand)
-	Adjustment to result of sales of shares within the Group *(PLN 1 741 thousand accrued since the beginning of the year)*	PLN 5 540 thousand
-	Adjustment to dividends from subsidiaries *((PLN 2 325 thousand) accrued since the beginning of the year)*	-
-	Reversal of valuation of shares in subordinated entities valued by the equity method in the separate financial statements of parent entities *((PLN 190 663 thousand) accrued since the beginning of the year)*	(PLN 110 763 thousand)
-	Elimination of dividends from associated entities *((PLN 68 758 thousand) accrued since the beginning of the year)*	
-	Release of provisions for vacations of subsidiaries created on 30 June 2004 *(accrued since the beginning of the year -)*	PLN 6 862 thousand
-	Other adjustments *((PLN 3 144 thousand) accrued since the beginning of the year)*	(PLN 3 867 thousand)

Revenues and costs of operating activities

In the structure of revenues from the sale in the current quarter, the sale of products of the main production line, i.e. copper, silver and copper products represented 87%. The share of exports in total sales increased to over 69%.
The high level of revenues from sales in the current quarter was due to an increase in the volume of sales of basic products and to advantageous copper and silver prices on the metals markets, alongside a less advantageous USD/PLN exchange rate as well as the effects of settlement of commodity hedging transactions which reduced revenues.
The increase in operating costs in the current quarter was due to an increase in the volume of sales and to an increase in the value of external batch materials (scrap, concentrate) in the main production line.

Other operating activities

The result on other operating activities was an excess of costs over income in the amount of PLN 44 451 thousand, the result among others of the following:

- the creation of provisions for contested liabilities, the repair of damages caused by fire, and by employee benefits,
- write-offs revaluing non-financial assets, and
- the value of donations granted.

Since the beginning of the year the excess of other operating costs over income has reduced the financial result by PLN 87 206 thousand.

Financial activities

In financial activities of the current quarter, the excess of costs over income in the amount of PLN 55 132 thousand is due to the following:

- the revaluation of financial instruments (derivative and other),
- the excess of negative exchange rate differences over positive,
- the revaluation of long term provisions for the costs of closure of mines and other technological objects, due to changes in financial parameters, and
- paid bank commissions.

Since the beginning of the year the excess of financial income over costs has increased the financial result by PLN 61 789 thousand.

V. EVENTS WHICH OCCURRED AFTER 31 DECEMBER 2004 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE RESULTS OF THE GROUP

Significant agreements

1. On 5 January 2005 a contract was entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2005. The value of this contract is

estimated at USD 156 675 thousand (i.e. PLN 476 386 thousand). This amount was estimated based on the copper price and the NBP exchange rate from 4 January 2005. This contract foresees contractual penalties for late payments. The total value of contracts entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the last 12 months is estimated at PLN 913 571 thousand.

2. On 10 January 2005 a contract was entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale in 2005 of 8 mm copper wire rod It is estimated that the value of revenues from sales in 2005 may lie within a range of from USD 267 040 thousand, i.e. PLN 828 812 thousand to around USD 333 800 thousand, i.e. PLN 1 036 015 thousand. The value of revenues was estimated based on current copper prices on the LME and on NBP PLN/USD exchange rates, as well as on the degree to which options are utilised.

3. On 24 January 2005 a framework-type contract was entered into between KGHM Polska Miedź S.A. and Wieland Werke AG (Germany) for the sale of copper cathodes in the years 2006-2008. The value of this contract is estimated at USD 173 286 thousand (i.e. PLN 544 967 thousand) and was estimated based on the copper price and the NBP exchange rate from 21January 2005. This contract foresees contractual penalties for late payments.
The total value of contracts entered into between KGHM Polska Miedź S.A. and Wieland Werke AG during the last 12 months is estimated at PLN 726 623 thousand.

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2004, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results. The published projection of financial results for 2004 relates solely to the parent entity. The adjusted Budget of the parent entity for 2004 was presented in the current report dated 1 July 2004.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL SHAREHOLDERS MEETING OF THE PARENT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT

Based on information obtained by KGHM Polska Miedź S.A. under art. 147 of the Law on the Public Trading of Securities, the following shareholders own at least 5% of the total number of votes at the General Shareholders Meeting of the Company:

Shareholder	Shares held as at publication date of Q3 2004 report (same number of votes)	% of share capital held as at publication date of Q3 2004 report (same number of votes)	Shares held as at 31 December 2004 (same number of votes)	% of share capital held as at 31 December 2004 (same number of votes)
1	2	3	4	5
Skarb Państwa	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of the Company)	-	-	10 076 024	5.04%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	-	-

<u>Changes in the ownership structure of significant packets of shares during the period since publication of the last quarterly report, i.e. since 15 November 2004 (based on information received pursuant to art. 147 of the Law)</u>

1. Powszechna Kasa Oszczędności Bank Polski S.A., as a result of the sale of shares of the Company on 19 November 2004, reduced its share of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to a level below 5%. Following this transaction PKO BP S.A. owned 9 911 001 shares of the Company, representing 4.96% of the share capital of the Company and granting the right to the same number of votes.
2. Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program):
   - on 29 December 2004 announced it had increased its share of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to a level above 5%. On this day Deutsche Bank Trust Company Americas held 10 076 024 shares of KGHM Polska Miedź S.A., representing 5.04 % of the share capital of the Company and granting the right to the same number of votes;
   - on 4 January 2005 announced it had reduced its share of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to a level below 5%. On this day Deutsche Bank Trust

Company Americas held 9 876 024 shares of the Company, representing 4.94% of the share capital and granting the right to the same number of votes.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE PARENT ENTITY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY, BASED ON INFORMATION HELD BY KGHM POLSKA MIEDŹ S.A., DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT

Based on information held by KGHM Polska Miedź S.A., the table below shows ownership of Company shares by management and supervisory personnel 31 December 2004:

Position / function	First name, surname	Shares held as at publication date of Q3 2004 report	Shares bought since publication of Q3 2004 report	Shares sold since publication of Q3 2004 report	Shares held as at publication date of Q4 2004 report
1	2	3	4	5	6
President of the Management Board	Wiktor Błądek	1 310	0	0	1 310
1st Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Andrzej Krug	0	0	0	0
Vice President of the Management Board	Robert Nowak[1]	100	0	0	100
Vice President of the Management Board	Marek Szczerbiak	0	0	0	0
Chairman of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Deputy Chairman of the Supervisory Board	Jerzy Markowski	5	0	0	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Tadeusz Janusz	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Elżbieta Niebisz	0	0	0	0
Member of the Supervisory Board	Marek Wierzbowski	n.a.	n.a.	n.a.	n.a.

[1] *Member of the Management Board appointed to the Board by a resolution of the Supervisory Board dated 22 November 2004. Column 3 shows the number of shares as at the date of appointment, while columns 4 and 5 show the number of shares bought /sold from the appointment date to the date of publication of this report.*

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 December 2004, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

X. INFORMATION ON SINGLE OR MULTIPLE TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

1. Transactions entered into between KGHM Metale SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and the company Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale SA), related to the rollover of debt bonds issued by WFP „Hefra" SA in the amount of PLN 3 200 thousand, to a new bond issue in the amount of PLN 1 500 thousand and to the buyback of both bond issues in the amount of PLN 3 100 thousand. The total value of transactions since the beginning of 2004 amounts to PLN 7 800 thousand. The highest value transaction was entered into on 8 June 2004 and related to the buyback of debt bonds in the amount of PLN 1 600 thousand.

2. Transactions entered into between KGHM Metale SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and the company AQUAKONRAD S.A. (a subsidiary of KGHM Metale SA), related to the rollover of bills of exchange of KGHM Metale SA in the amount of PLN 1 800 thousand, the buyback of these bills in the amount of PLN 1 400 thousand and to the purchase of a new bill issue in the amount of PLN 1 400 thousand. The total value of transactions since the beginning of 2004 amounts to PLN 4 600 thousand. The most recent of several transactions valued at PLN 1 400 thousand was entered into on 30 June 2004 and related to the purchase of bills of exchange of KGHM Metale S.A.

3. Transactions entered into between KGHM Polska Miedź S.A. and KGHM Metale SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) related to the sale of shares of the company PHP „Mercus" Sp. z o.o. The total value of transactions between these entities since the beginning of 2004 amounts to PLN 10 870 thousand. The highest value transaction was entered into on 5 April 2004 and related to the purchase of 2 979 shares by KGHM Polska Miedź S.A. in the amount of PLN 6 400 thousand.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE EQUITY OF KGHM POLSKA MIEDŹ S.A.

During the period 1 January 2004 – 31 December 2004 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

XII. OTHER INFORMATION IMPORTANT FOR THE EVALUATION OF EMPLOYMENT, ASSETS, FINANCES AND THE FINANCIAL RESULT AND ANY CHANGES THERETO, AND INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY TO MEET LIABILITIES

Adjustment revaluing the assets of Telefonia DIALOG S.A.

In the fourth quarter of 2004 Telefonia DIALOG made an adjustment in the value of costs, which was capitalised in intangible assets, of purchasing a telecommunications license in the amount of PLN 108 493 thousand.
Due to a re-examination of the reduction of the licensing and prolongation liabilities of the company DIALOG S.A. carried out in 2003 by a licensing body, it was determined that the economic essence of this operation was a change in the initial purchase price of the telecommunications license, and not a cancellation of liabilities. The change of this price, which adjusts the liability, should adjust the capitalised cost of purchase and change the current value of this asset to the value resulting from revaluation. In order to change the previously-applied solution, the Company applied the principles of IFRS and Interpretation IFRIC1.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE GROUP, AT LEAST IN THE FOLLOWING QUARTER

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – and from DIALOG S.A. As a result, the most significant factors impacting the results of the Group through the parent entity are:
- copper and silver prices on metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting risks associated with macroeconomic factors (copper prices, PLN/USD exchange rate).

Lubin, 1 March 2005

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Marek Szczerbiak

WICEPREZES ZARZĄDU
Andrzej Krug

...niawski